                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person


   Patricof            Alan       J.
    (Last)            (First)  (Middle)


   c/o Patricof & Co. Ventures, Inc.
   445 Park Avenue, 11th Floor
           (Street)

   New York   New York   10022
    (City)     (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Creative BioMolecules, Inc. (CEMI)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   February, 1997

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             End of       Form:
                                  action      action         (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date        Code        -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock, $.01 par value   2/4/97      S              10,000        D    $10.50                   I
Common Stock, $.01 par value   2/5/97      S             130,000        D    $11.125     4,032,150    I              (1)(2)
Common Stock, $.01 par value                                                                45,878    D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------


Explanation of Responses:
(1) These shares are held directly by the following:
149,926 shares by APA Excelsior Venture Capital Holdings (Jersey), Ltd. ("Excelsior Jersey"); 764,994 shares by APAX Ventures II, Ltd. ("Ventures II"); 306,987 shares by APAX CR II (A) ("CRIIA"); 121,913 shares of APAX CR II (C) ("CRIIC"); 710,674 shares by APAX Ventures III ("Ventures III"); 870,741 shares by APAX Ventures III International Partners, L.P. ("Ventures III International"); 406,005 shares by APAX Ventures IV ("Ventures IV"); 700,910 shares by APAX Ventures IV International Partners, L.P. ("Ventures IV International") and 45,878 shares by the Reporting Person. (2) The Reporting Person is (i) the Chairman of the Board and Chief Executive Officer of Patricof & Co. Ventures, Inc. ("Patricof"), the manager of Excelsior Jersey; (ii) a director of APAX Partners & Co. Ventures Limited, the managing general partner of Ventures III International and Ventures IV International and the general partner of Ventures III and Ventures IV; (iii) a director of APAX Venture Capital Managers (Jersey) Limited, the manager of Ventures II; and (iv) a director of APAX Partners & Cie Gestion, the manager of CRIIA and CRIIC. The Reporting Person disclaims beneficial ownership of the securities held by these entities.

By:                                                   Date
   /s/ Alan J. Patricof                               March 10, 1997
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).